# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Dogwood Therapeutics, Inc., CIK 0001818844
CUSIP: 92829J203
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 44 Milton Avenue, Alpharetta, Georgia (GA), 30009
Date of event which requires filing of this statement: 10/19/2026
Amends the filing with accession number 0001104659-24-108596
Filed by CIK 0002040446
Persons authorized to receive notices and communications: CK Life Sciences, 7th Floor, Cheung Kong Center, 2 Queen's Road Central Hong Kong, HONG KONG, Hong Kong (K3), 00000, (852) 2126 1212; Blake Liggio, Esq., Goodwin Procter LLP, 100 Northern Avenue, Boston, Massachusetts (MA), 02210, (617) 570 1000

## Reporting persons
- Sealbond Limited (CIK 0002040446): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 21,822,333; shared voting power 0; sole dispositive power 21,822,333; shared dispositive power 0; aggregate amount beneficially owned 21,822,333 (63.9% of the class)
  Comment: The amounts reported as beneficially owned consist of 21,822,333 shares of common stock, $0.0001 par value ("Common Stock"), held directly by Sealbond Limited. All ownership percentages are calculated based on 34,129,553 shares of Common Stock outstanding as of September 30, 2026, as disclosed by the Issuer to the Reporting Persons.
- CK Life Sciences Int'l., (Holdings) Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 24,664,971; shared voting power 0; sole dispositive power 24,664,971; shared dispositive power 0; aggregate amount beneficially owned 24,664,971 (72.3% of the class)
  Comment: The amounts reported as beneficially owned consist of (i) 21,822,333 shares of Common Stock held directly by Sealbond Limited and (ii) 2,842,638 shares of Common Stock held directly by Conjoint Inc. All ownership percentages are calculated based on 34,129,553 shares of Common Stock outstanding as of September 30, 2026, as disclosed by the Issuer to the Reporting Persons.
- Conjoint Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 2,842,638; shared voting power 0; sole dispositive power 2,842,638; shared dispositive power 0; aggregate amount beneficially owned 2,842,638 (8.3% of the class)
  Comment: The amounts reported as beneficially owned consist of 2,842,638 shares of Common Stock held directly by Conjoint Inc. All ownership percentages are calculated based on 34,129,553 shares of Common Stock outstanding as of September 30, 2026, as disclosed by the Issuer to the Reporting Persons.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: Dogwood Therapeutics, Inc.
Address of issuer's principal executive offices: 44 Milton Avenue, Alpharetta, Georgia (GA), 30009
Comment: Explanatory Note: This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends the Schedule 13D filed on October 15, 2024 (the "Original 13D"), as amended on March 17, 2025 ("Amendment No. 1") and November 25, 2025 ("Amendment No. 2" and, together with the Original 13D, Amendment No. 1 and Amendment No. 3, the "Schedule 13D") and relates to the common stock, $0.0001 par value ("Common Stock"), of Dogwood Therapeutics, Inc. (the "Company" or "Dogwood"). Except as specifically amended by this Amendment No. 3, the disclosure in the Schedule 13D remains in full force and effect. Capitalized terms used in this Amendment No. 3 but not otherwise defined shall have the meanings given to such terms in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

Subscription Agreement

On October 19, 2026, Dogwood Therapeutics, Inc. (the "Company") entered into a Subscription Agreement (the "Subscription Agreement") with Sealbond Limited ("Sealbond"), pursuant to which the Company agreed to issue and sell 4,098,360 shares (the "Shares") of the common stock, par value $0.0001 per share (the "Common Stock"), of the Company to Sealbond in a private placement. The Shares are being sold at a purchase price of $1.22 per Share.

The closing of the private placement is expected to occur on or prior to October 29, 2026 (the "Closing Date").

Registration Rights Agreement

On October 19, 2026, the Company entered into a registration rights agreement (the "Registration Rights Agreement") with Sealbond, pursuant to which the Company agreed to register for resale the Shares issued in the private placement (the "Registrable Securities"). The Company is required to prepare and file a registration statement with the Securities and Exchange Commission (the "SEC") no later than the 15th day following the date of the Registration Rights Agreement (the "Filing Deadline") and to use reasonable best efforts to have the registration statement declared effective as soon as reasonably practicable following the filing thereof but in any event no later than the fifth (5th) business day after notice is received from the SEC that it will not review, or has no further comments to, the registration statement.

The Company has agreed to be responsible for all fees and expenses incurred in connection with the registration of the Registrable Securities, other than selling expenses, which will be borne by Sealbond.

The Registration Rights Agreement provides that the Company will indemnify Sealbond and its controlling persons, members, directors, officers, partners, employees, managers, agents, representatives and advisors against certain liabilities, including liabilities under the Securities Act arising from untrue statements or omissions of material fact in the registration statement or related prospectus, or from violations of securities laws by the Company in connection with the registration, except to the extent arising from information furnished in writing by Sealbond for use therein. Sealbond has agreed to indemnify the Company and certain related persons against liabilities arising from such information, limited to the proceeds received by Sealbond from the sale of the Registrable Securities giving rise to the claim.

The foregoing descriptions of the Subscription Agreement and the Registration Rights Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of the Subscription Agreement and the Registration Rights Agreement, copies of which are attached hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Sealbond is the direct owner of 21,822,333 shares of Common Stock, which shares represent approximately 63.9% of the outstanding Common Stock. Conjoint directly owns 2,842,638 shares of Common Stock, which shares represent approximately 8.3% of the outstanding Common Stock. The percent of class was based upon 34,129,553 shares of Common Stock outstanding as of September 30, 2026, as disclosed by the Issuer to the Reporting Persons.

CK Life Sciences is the indirect parent company of each of Sealbond and Conjoint and may be deemed to have voting and dispositive power over shares of Common Stock held directly by Sealbond and Conjoint.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) above is incorporated by reference.
Transactions in the class effected during the past sixty days: The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Subscription Agreement, dated as of October 19, 2026, by and between the Company and Sealbond (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the SEC on October 19, 2026).

99.2 - Registration Rights Agreement, dated as of October 19, 2026, by and between the Company and Sealbond (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed with the SEC on October 19, 2026).

## Signatures
- Sealbond Limited: /s/ Wong Wun Lam, Wong Wun Lam, Director (10/21/2026)
- CK Life Sciences Int'l., (Holdings) Inc.: /s/ Yu Ying Choi Alan Abel, Yu Ying Choi Alan Abel, Director (10/21/2026)
- Conjoint Inc.: /s/ Wong Wun Lam, Wong Wun Lam, Director (10/21/2026)